UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2023

TPB ACQUISITION CORPORATION I

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40732	98-1582136
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Letterman Drive, Suite A3-1 San Francisco, CA	94129
(Address of Principal Executive Offices)	(Zip Code)

(415) 854-7074

Registrant’s telephone number, including area code:

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	TPBAU	Nasdaq Capital Market

Class A ordinary shares included as part of the units	TPBA	Nasdaq Capital Market

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	TPBAW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On January 31, 2023, Lavoro Limited (“Lavoro”) filed with the Securities and Exchange Commission (“SEC”) an amended registration statement on Form F-4/A (File No. 333-267653) (the “Registration Statement”) that includes a proxy statement/prospectus relating to the proposed business combination (the “Business Combination”) by and among TPB Acquisition Corporation I, Lavoro and certain other parties as more fully described in the Registration Statement.

For additional information on the Business Combination, see the Registration Statement filed by Lavoro on January 31, 2023, which can be obtained without charge at the SEC’s website https://www.sec.gov/Archives/edgar/data/1945711/000110465923008632/tm2225919-23_f4a.htm.

Additional Information and Where to Find It

The Business Combination will be submitted to shareholders of TPB Acquisition Corporation I (“TPBA”) for their consideration. Lavoro has filed the Registration Statement, which includes a preliminary proxy statement to be distributed to TPBA’s shareholders in connection with TPBA’s solicitation for proxies for the vote by TPBA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the Business Combination. TPBA’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with TPBA’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents contain important information about TPBA, Lavoro and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by TPBA, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to: TPB Acquisition Corporation I, 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

TPBA, Lavoro and their directors and executive officers may be deemed to be participants in the solicitation of proxies from TPBA’s shareholders in connection with the Business Combination. A list of the names of the directors and executive officers of TPBA and Lavoro and information regarding their interests in the Business Combination is set forth in the Registration Statement. You may obtain free copies of Registration Statement as described in the preceding paragraph.

No Offer or Solicitation

This communication and/or other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the Business Combination. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TPB Acquisition Corporation I

Date: January 31, 2023	By:	/s/ David Friedberg
	Name:	David Friedberg
	Title:	Chief Executive Officer